                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 18)*



                     PACIFIC TELECOM, INC.
- -------------------------------------------------------------
                       (Name of Issuer)

                  Common Stock (no par value)
- -------------------------------------------------------------
                (Title of Class of Securities)

                          694876 10 3
                ------------------------------
                        (CUSIP Number)


                      Richard T. O'Brien
                          PacifiCorp
                 700 NE Multnomah, Suite 1600
                 Portland, Oregon  97232-4116
                  Telephone:  (503) 731-2133
- -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 9, 1995
                ------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 694876 10 3
- -------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.)
     93-0866672
- -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /  /
                                                  (b) /  /
- -------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK
- -------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
- -------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

          0
- -------------------------------------------------------------
     8    SHARED VOTING POWER

          34,325,181
- -------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
- -------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          34,325,181
- -------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,325,181
- -------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
- -------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     86.6%
- -------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- -------------------------------------------------------------

                         SCHEDULE 13D

CUSIP No. 694876 10 3
- -------------------------------------------------------------
1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PacifiCorp  93-0246090
- -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /  /
                                                  (b) /  /
- -------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
- -------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
- -------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oregon
- -------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          0
- -------------------------------------------------------------
     8    SHARED VOTING POWER

          34,325,181
- -------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
- -------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          34,325,181
- -------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,325,181
- -------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
- -------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     86.6%
- -------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- -------------------------------------------------------------

                   PACIFICORP HOLDINGS, INC.
                   -------------------------

                      AMENDMENT NO. 18 TO
                         SCHEDULE 13D
                         ------------


Item 1. Security and Issuer.
- ------  -------------------

        PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.), a Delaware corporation ("PacifiCorp Holdings"), amends its statement on Schedule 13D (as previously amended, "Statement") pertaining to the Common Stock, no par value ("Common Stock"), of Pacific Telecom, Inc., a Washington corporation ("PTI"). This Amendment No. 18 ("Amendment") amends the Statement to report the transactions contemplated by that certain Agreement and Plan of Merger dated as of March 9, 1995 (the "Merger Agreement"), by and among PacifiCorp Holdings, PTI and PXYZ Corporation, a Washington corporation and a wholly owned subsidiary of PacifiCorp Holdings ("Merger Sub"), pursuant to which PacifiCorp Holdings intends to acquire the minority interest of PTI. PacifiCorp, an Oregon corporation ("PacifiCorp"), which owns 100 percent of the outstanding voting securities of PacifiCorp Holdings, joins in this filing.

Item 2. Identity and Background.
- ------  -----------------------

        PacifiCorp Holdings owns approximately 86.6% of PTI, 100% of PacifiCorp Financial Services, Inc. ("PFS") and 100% of Pacific Generation Company ("PGC"). These ownership interests are the primary assets of PacifiCorp Holdings. PTI, through its subsidiaries, provides local telephone service and access to the long distance network in Alaska, seven other western states and three midwestern states, provides intrastate and interstate long distance communication services in Alaska, provides cellular mobile telephone services and is engaged in sales of capacity in and operation of a submarine fiber-optic cable between the U.S. and Japan. PFS plans to continue sales of portions of its loan, leasing and real estate investments over the next several years. PGC is engaged in the independent power production and cogeneration business.

        PacifiCorp Holdings is a wholly owned subsidiary of PacifiCorp, an electric utility that conducts a retail electric utility business through Pacific Power & Light Company ("Pacific Power") and Utah Power & Light Company ("Utah Power"), and engages in power production and sales on a wholesale basis under the name PacifiCorp. The Company furnishes electric service in portions of seven western states: California, Idaho, Montana, Oregon, Utah, Washington and Wyoming. The principal executive offices of PacifiCorp and PacifiCorp Holdings are located at 700 NE Multnomah, Suite 1600, Portland, Oregon 97232-4116.

        For a current list of the executive officers and directors of PacifiCorp Holdings and PacifiCorp, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see
Exhibit 1, which is incorporated herein by reference.

        Neither PacifiCorp Holdings nor PacifiCorp has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
- ------  -------------------------------------------------

        PacifiCorp Holdings currently plans to finance the proposed acquisition by borrowing some or all of the required funds under the $500,000,000 Credit Agreement (the "Credit Agreement") dated September 30, 1993 among PacifiCorp Holdings, the banks listed therein, Bank of America National Trust and Savings Association, as Co-Agent and Morgan Guaranty Trust Company of New York, as Agent, a copy of which was filed as an exhibit to Amendment No. 17 to the Statement. PacifiCorp Holdings will need to obtain an amendment of certain borrowing restrictions in the Credit Agreement to complete the transaction. However, PacifiCorp Holdings is planning to replace the Credit Agreement with a new credit facility that does not include those restrictions.

Item 4. Purpose of Transaction.
- ------  ----------------------

        The Merger Agreement, which is more fully described in
Item 6 of this Amendment, contemplates the merger (the "Merger") of Merger Sub with and into PTI, with PTI as the corporation surviving the Merger. In the Merger, each share of outstanding Common Stock owned by PacifiCorp Holdings will be cancelled and each share of Common Stock owned by shareholders other than PacifiCorp Holdings will be converted into the right to receive a cash payment of $30.00. Each outstanding share of the capital stock of Merger Sub will be converted into one share of Common Stock. As a result of the Merger, PTI would become a wholly owned subsidiary of PacifiCorp Holdings.

        The Merger Agreement includes an agreement by PTI to take all actions requested by PacifiCorp Holdings to cause such additional directors as may be designated by PacifiCorp Holdings to be elected at the shareholder meeting at which the Merger will be submitted to a vote of PTI's shareholders. The provision reflects the current intention of PacifiCorp Holdings, regardless of the outcome of the vote on the Merger, to increase the size of the Board and to elect at the meeting an as yet undetermined number of additional directors designated by PacifiCorp Holdings.

        Consummation of the Merger will cause the Common Stock to cease to be quoted on NASDAQ and will result in termination of registration of the Common Stock under Section 12 of the Exchange Act.

Item 5. Interest in Securities of the Issuer.
- ------  ------------------------------------

        The information set forth below amends and restates the information included under Item 5 of the Statement:

        (a) - (b) The aggregate number of shares of Common Stock beneficially owned by the persons named in response to Item 2, and the number of shares of Common Stock with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on Exhibit 2, which is incorporated herein by reference. Except as described in Exhibit 2, neither PacifiCorp Holdings, PacifiCorp, nor, to the knowledge of PacifiCorp Holdings or PacifiCorp, any director or officer of either of them is the beneficial owner of any Common Stock.

        (c) Information regarding transactions in shares of Common Stock within the past 60 days by the persons named in response to Item 2 is set forth on Exhibit 2. Except as described in Exhibit 2, neither PacifiCorp Holdings, PacifiCorp nor, to the knowledge of PacifiCorp Holdings, any director or officer of either of them has bought or sold or otherwise effected any transactions in shares of the Common Stock during the past 60 days.

        (d) - (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
- ------  -----------------------------------------------------
        with Respect to Securities of the Issuer.
        ----------------------------------------

        The Merger Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. As described above, the Merger will have the effect of an acquisition by PacifiCorp Holdings of all of the outstanding Common Stock currently owned by the minority shareholders for a purchase price of $30.00 per share in cash.

        The Merger Agreement contains representations, warranties and covenants customary in transactions of similar size and type, including a covenant obligating PTI to conduct its business in the ordinary course and consistent with past practice prior to consummation of the Merger and not to take, or permit its subsidiaries to take, certain actions, including amendment of their respective articles of incorporation or bylaws or the issuance of any securities (other than issuances by PTI of Common Stock pursuant to the PacifiCorp K Plus and Employee Stock Ownership Plan). The Merger Agreement also contains a covenant of PacifiCorp Holdings with respect to indemnification of PTI's directors and officers.

        The Merger Agreement contains a number of closing conditions, including (i) approval of the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares held by shareholders other than PacifiCorp Holdings, (ii) accuracy of certain representations and warranties and compliance with the covenants in the Merger Agreement and
(iii) other conditions customary in transactions of similar size and type. In addition, the obligations of PacifiCorp Holdings and Merger Sub are conditioned upon the absence of any material adverse change affecting the business or properties of PTI and its subsidiaries. The obligations of PTI are also conditioned upon (i) no withdrawal, modification or revocation of the fairness opinions rendered to the Special Committee of PTI's Board of Directors, and (ii) the accuracy of representations and compliance with covenants contained in an agreement dated as of March 9, 1995 between PacifiCorp and PTI (the "PacifiCorp Agreement") pursuant to which PacifiCorp has agreed to, among other things, cooperate with PacifiCorp Holdings in making certain filings required under the Securities Exchange Act of 1934 with respect to the Merger and to provide indemnification for certain matters to present directors and officers of PTI.
The PacifiCorp Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

        The Merger will close on the date when the last of the required conditions to closing has been satisfied or waived, or at such other time as may be agreed to by the parties.

Item 7. Material to be Filed as Exhibits.
- ------  --------------------------------

        Exhibit 1, Directors and officers of corporations named in Item 2.

        Exhibit 2, Interests in Securities of PTI.

        Exhibit 3, Agreement and Plan of Merger dated as of March 9, 1995 by and among Pacific Telecom, Inc.,
        PacifiCorp Holdings, Inc. and PXYZ Corporation.

        Exhibit 4, Agreement dated as of March 9, 1995 between
        PacifiCorp and Pacific Telecom, Inc.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED this 9th day of March, 1995.


                            PACIFICORP HOLDINGS, INC.



                            By   RICHARD T. O'BRIEN
                               ------------------------------
                                 Richard T. O'Brien
                                 Senior Vice President


    Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
   ------------------------------------------------------------

                        EXHIBIT INDEX


Exhibit No.  Description                               Page No.
- -----------  -----------                               --------

   1.        Directors and Executive Officers of
             Corporations named in Item 2.

   2.        Interests in Securities of
             Pacific Telecom, Inc.

   3.        Agreement and Plan of Merger dated
             as of March 9, 1995 by and among
             Pacific Telecom, Inc., PacifiCorp
             Holdings, Inc. and PXYZ Corporation.

   4.        Agreement dated as of March 9, 1995
             between PacifiCorp and Pacific
             Telecom, Inc.